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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                           (Amendment No. _7_______)*

                                  ASTREX, INC.
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                                (Name of Issuer)

                            Astrex, Inc. Common Stock
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                         (Title of Class of Securities)

                                   04635-20-8
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                                 (CUSIP Number)

            John C. Loring 700 W. Irving Park Rd., Chicago, IL 60613
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     2/25/00
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 04635-20-8 Amendment #7   SCHEDULE 13D                    Page 2 of 3
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    1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           John C. Loring SS# ###-##-####
           Elizabeth J/S Loring SS# ###-##-####
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                   (a)  [ ]
                                                                (b)  [x]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
                N/A
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    5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                USA/ILLINOIS
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               |     |    SOLE VOTING POWER
  NUMBER OF    |  7  |       John C. Loring  1,521,810 shares
   SHARES      |     |       Elizabeth Loring  271,970 shares
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       John & Elizabeth Loring 15,000 shares
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       See  7
               |-----|--------------------------------------------------------
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       See 8
---------------|-----|---------------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                See 7 & 8
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   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                32.13%
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   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                IN (EP)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D
                                 Amendment No. 7
CUSIP  046357-20-8                                                  Page 3 of  3
John C. Loring

This Amendment No. 7 is filed to report a reduction in shares held due to a charitable gift of 125,000 shares of the Company. There are no other changes to
Schedule 13D, as amended by Amendment No. 6 (the "sixth amendment") to which this Amendment No. 7 (the "seventh amendment") relates to except as set forth in this seventh amendment.

Item 4. Purpose of Transaction.
On February 25, 2000 Mr. Loring made a charitable bequest of 125,000 shares of Astrex, Inc. common stock.

Item 5. Interest in Securities of the Issuer.
(a) In aggregate Mr. And Mrs. Loring own or control 1,808,780 shares of Astrex, Inc. common stock representing approximately 32.13% of the approximately 5,629,277 outstanding shares.

Signatures.

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

February 25, 2000

             /s/ John C. Loring               /s/ Elizabeth J./S. Loring
             ------------------               --------------------------
                 John C. Loring                   Elizabeth J./S. Loring


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)